Mail Stop 3561

September 29, 2008

Moon, Ho
President and Chief Executive Officer
Korea Electric Power Corporation
411 Youngdong-Daero
Gangnam-Gu
Seoul 35-791
Korea

>   **Re: Korea Electric Power Corporation**
>   **Annual Report on Form 20-F for Fiscal Year**
>   **Ended December 31, 2007**
>   **Filed June 30, 2008**
>   **File No. 000-13372**

Dear Mr. Moon:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on the Company, page 14

Business Overview, page 16

Power Purchase, page 19

1. We note your disclosure on page 19 that "[s]ince April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power

Exchange, which is a statutory not-for-profit organization established under the Electricity Business Act, which is responsible for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea." Please disclose whether you have any control over the KPX or ability to influence its policies.

2. We note your disclosure on page 20 regarding how wholesale electricity prices are determined. Please clarify whether the adjusted coefficient and the capacity price are unique to each supplier or uniform for all suppliers. Also describe in greater detail how the power dispatch order system works, focusing on whether it is possible for a supplier to exercise control over the system or its own operations to its strategic advantage.

Capital Investment Program, page 41

3. In your discussion of your capital investment program, or as you discuss specific projects in greater detail in your "Business Overview" section, please describe how you are financing your projects. Considering that you state on page 68 that you traditionally meet your working capital and other capital requirements primarily from net cash provided by operating activities and it would appear that your net cash from operating activities has been declining and is expected to continue to decline, while your capital expenditures are increasing, please discuss your financing plans in more detail. See Item 4(A)(6) of Form 20-F.

Property, Plant and Equipment, page 58

4. As you discuss your power generation, transmission and distribution equipment and facilities in your "Business Overview" section, please note any major encumbrances on these assets. See Item 4(D) of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 58

Results of Operations, page 66

5. Please provide information concerning your results of operations with respect to each of the business segments you identify in Note 33 to your consolidated financial statements. See Item 5 of Form 20-F.

6. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying the causes. For example, where you state that the increase in electricity sold was due to the various factors, your disclosure identifies only the intermediate cause of the change and does not explain the underlying reasons why those increases occurred. Please indicate the specific reason(s) for the volume increase by, for example, quantifying the extent to which

price versus volume changes contributed to the overall change in net sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 6. Directors, Senior Management and Employees, page 85

7. Please state, if true, that there are no family relationships between the individuals identified in this section. See Item 6(A)(4) of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 93

Related Party Transactions, page 93

8. Please disclose here the transactions that you disclose in Notes 30 and 31 to your consolidated financial statements or tell us why you believe such disclosure is unnecessary. See Item 7(B) of Form 20-F.

Item 10. Additional Information, page 103

Articles of Incorporation, page 103

Directors, page 103

9. With respect to your directors, please provide a summary of any provisions of the KEPCO Act or your articles of incorporation concerning (a) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (b) retirement or non-retirement of directors under an age limit requirement; and (c) the number of shares, if any, required for a director's qualification. If there are no such requirements, please so indicate. See Item 10(B)(2) of Form 20-F.

Part II, page 129

Item 15. Controls and Procedures, page 129

10. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Also, we note your statement that your "Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of [y]our disclosure controls and procedures…were effective…." As opposed to stating that your disclosure controls and procedures were effective "subject to the limitations noted above," please revise your disclosure to indicate, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were designed at and are effective at the reasonable assurance level you discuss. In the alternative, please remove the reference to the

level of assurance of your disclosure controls and procedures and the "subject to the limitations noted above" language. See Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

<u>Item 16A. Audit Committee Financial Expert, page 130</u>

11. Please provide the information required by Item 16A(a)(2), regarding the identities of your audit committee financial experts and whether they are independent within the meaning of the Korea Stock Exchange listing standards and the New York Stock Exchange listing standards.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director